MCE
                                                             MORGAN CREEK ENERGY


September 9, 2008


Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
Fax: (202) 772-9368 or 9369


RE:      Comments on Form 10-KSB
         Morgan Creek Energy Corp.
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         Filed April 10, 2008
         Form 10-Q for the Quarter Ended June 30, 2008
         Filed August 19, 2008
         Response letter dated August 6, 2008
         Response letter dated August 12, 2008
         File No. 000-52139


Dear Ms. Lam:

Pursuant to our telephone conversation of September 2, 2008, pertaining to the SEC letter dated August 29, I submit the following documentation for your review:

     ITEM 1. GENERAL

     Our response letter dated August 12, 2008 has been filed on EDGAR

     ITEM 2. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 34


     Please refer to the proposed, amended letter from De Joya Griffith & Company, LLC to the company's Board of Directors and Stockholders dated March 25, 2008.


Please contact me at your convenience if you have further questions concerning this documentation.

Yours truly,


/s/ BRUCE D. HORTON
_____________________________
    Bruce D. Horton
    Chief Financial Officer
    Morgan Creek Energy Corp.



                           5050 Quorum Drive, Suite 700, Dallas, Texas 75254 USA
                                         Telephone 214-722-6490 Fax 214-722-6499
                                               Email: info@morgancreekenergy.com

                         DEJOYA GRIFFITH & COMPANY, LLC
                   _________________________________________
                   CERFIEID PUBLIC ACCOUNTANTS & CONSULTANTS



             Report of Independent Registered Public Accounting Firm


To The Board of Directors and Stockholders of
Morgan Creek Energy Corp.
Henderson, Nevada

We have audited the accompanying balance sheet of Morgan Creek Energy Corp. (An Exploration Stage Company) as of December 31, 2007 and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (October 19, 2004) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We did not audit the financial statements of Morgan Creek Energy Corp. for the year ended December 31, 2006 and from inception (October 19, 2004) to December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, in so far as it relates to the amounts included in the year ended December 31, 2006 and from inception (October 19, 2004) to December 31, 2006, is based solely on the report of other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Creek Energy Corp. (An Exploration Stage Company) as of December 31, 2007, and the results of their operations and cash flows for the year then ended and from inception (October 19, 2004) to December 31, 2007 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

De Joya Griffith & Company, LLC

Henderson, NV
March 25, 2008


________________________________________________________________________________

                 2580 Anthem Village Drive, Henderson, NV 89052
               Telephone (702) 588-5960 * Facsimile (702) 588-5979